SIMPSON THACHER & BARTLETT LLP

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DIRECT DIAL NUMBER +1 (212) 455-2295	E-MAIL ADDRESS gcalheiros@stblaw.com

March 28, 2017

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Ms. Mara L. Ransom, Assistant Director
Ms. Katherine Bagley, Staff Attorney
Mr. Adam Phippen, Staff Accountant
Mr. Robyn Manuel, Staff Accountant

Re:	Netshoes (Cayman) Limited
Registration Statement on Form F-1
File No. 333-216727

Ladies and Gentlemen:

By letter dated March 22, 2017 (the “Comment Letter”), you provided comments on behalf of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) with respect to the Registration Statement on Form F-1 (the “Registration Statement”) of Netshoes (Cayman) Limited (the “Company”), an exempted company with limited liability incorporated under the laws of the Cayman Islands, relating to the proposed offering in the United States of the Company’s common shares (the “Shares”) under the Securities Act of 1933, as amended (the “Securities Act”).

New York      Beijing      Houston        London        Los Angeles      Palo Alto      São Paulo      Seoul      Tokyo      Washington, D.C.

On behalf of the Company, we enclose herewith the Company’s response to your comment on the Registration Statement, filed with the Commission on March 16, 2017 (the “March 16 Submission”), for review by the Staff. Concurrently with the submission of this letter, the Company is filing Amendment No. 1 to its Registration Statement via EDGAR (the “Amendment No. 1”).

On behalf of the Company, we want to thank you and the other members of the Staff for your prompt review of the March 16 Submission.

The Company currently contemplates, subject to the resolution of the Staff’s comments on the Registration Statement and market conditions, commencing its road show activities on March 31, 2017 and expects to price the initial public offering on or about April 11, 2017. We would greatly appreciate the Staff’s willingness to work with the Company to achieve this contemplated offering timetable. Prior to commencing its road show activities, the Company will file with the SEC an Amendment No. 2 to its Registration Statement to reflect estimated offering size, price range of the offering and related disclosure.

In addition to the amendments made in response to the Staff’s comments, the Company has also revised the March 16 Submission to include other information and data to reflect new developments since the March 16 Submission as well as generally to update the Registration Statement.

Set forth below is the Company’s response to the Staff’s comment in the Comment Letter. The Staff’s comment is retyped below in bold-face type for your ease of reference and is followed by the Company’s response. We have included page numbers to refer to the location in the Amendment No. 1 where the disclosure addressing a particular comment appears.

Defined terms used but not otherwise defined herein have the meanings ascribed to such terms in the Amendment No. 1.

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Summary

Summary Consolidated Financial and Operating Data, page 9

1.	Reference is made to your disclosure of EBITDA Brazil and EBITDA International on pages 11 and 58. Item 10(e)(1)(i)(A) of Regulation S-K requires that when a registrant presents a non-GAAP measure it must present the most directly comparable GAAP measure with equal or greater prominence. Please revise to disclose the comparable IFRS measures with equal or greater prominence. Refer also to Question 102.10 of the Non-GAAP Financial Measures Compliance & Disclosure Interpretations.

In response to the Staff’s comment, the Company has amended the relevant disclosure on pages 11 and 59 of the Amendment No. 1. The Company reconsidered the disclosure on page 59 on key business metrics and has removed EBITDA Brazil and EBITDA International from the table on page 59 of the Registration Statement. After further consideration, the Company concluded that management of the Company does not consider such data as part of the key business metrics that it regularly reviews to evaluate the Company’s business, monitor and measure performance, identify business trends or make strategic decisions. The Company also respectfully advises the Staff that it believes that it would not be appropriate to add “net loss (Brazil)” or “net loss (International)” (being the most directly comparable IFRS measures to “EBITDA Brazil” and “EBITDA International,” respectively) onto page 59 of the Amendment No. 1 as management of the Company does not consider such measures to be key business metrics used in evaluating its business and making strategic decisions. As a result, the Company believes that adding the requested disclosure therein could be potentially misleading to investors.

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If you have any questions regarding this letter or the Amendment No. 1, please do not hesitate to contact me at +1(212) 455-2295 (work) or gcalheiros@stblaw.com (email); or S. Todd Crider at +1(212) 455-2664 (work) or tcrider@stblaw.com (email).

Very truly yours, /s/ Grenfel S. Calheiros Grenfel S. Calheiros

Enclosures

cc:	Marcio Kumruian, Chief Executive Officer
Leonardo Tavares Dib, Chief Financial Officer
Netshoes (Cayman) Limited

S. Todd Crider
Simpson Thacher & Bartlett LLP

Nicolas Grabar
Francesca Odell
Cleary Gottlieb Steen & Hamilton